UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50932

NITRO PETROLEUM INCORPORATED

(Exact name of registrant as specified in its charter)

624 W. Independence, Suite 101

Shawnee, Oklahoma  74804

(405) 273-9119

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 66

Nitro Petroleum Incorporated (“Nitro”) hereby requests immediate withdrawal of its request to terminate the registration of its shares of common stock, $.001 par value, under Section 12(g) of the Securities Exchange Act of 1934, which was filed with the Commission on June 5, 2012 (the “Form 15”).  Nitro believes that withdrawal of the Form 15 is consistent with the public interest and the protection of investors.  Please note that the Form 15 was a voluntary filing under Section 12(g) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934 Nitro Petroleum Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NITRO PETROLEUM INCORPORATED

Date:	September 4, 2012	By:	/s/ James G. Borem
James G. Borem, Chief Executive Officer and Interim Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.